

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

March 27, 2025

Beau Yanoshik, Esq.
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004

      Re: Venerable Variable Insurance Trust and Venerable Investment Advisers, LLC
                <u>Request for Withdrawal of Exemptive Application (File No. 812-15559)</u>

Dear Mr. Yanoshik:

      By Form APP-WD filed with the Securities and Exchange Commission on January 28, 2025, the above-captioned application was requested to be withdrawn. Please be advised that the request for withdrawal has been granted, pursuant to delegated authority.

                    Sincerely,

                    /s/ Lisa Reid Ragen

                    Lisa Reid Ragen
                    Branch Chief
                    Chief Counsel's Office

cc: Michael Schrader, Esq.